UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A RULE 13d-102

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

SRS LABS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464M 10 6

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas C.K. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 569,040

	6.	Shared Voting Power 2,645,870

	7.	Sole Dispositive Power 569,040

	8.	Shared Dispositive Power 2,645,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,910

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 19.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Misako Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 2,645,870

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 2,645,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 16.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Yuen Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power NONE

	6.	Shared Voting Power 2,544,870

	7.	Sole Dispositive Power NONE

	8.	Shared Dispositive Power 2,544,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,544,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78464M 10 6

Item 1.
	(a)	Name of Issuer SRS Labs, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2909 Daimler Street, Santa Ana, California 92705

Item 2.
	(a)	Name of Person Filing Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust
	(b)	Address of Principal Business Office or, if none, Residence SRS Labs, Inc. 2909 Daimler Street Santa Ana, California 92705
	(c)	Citizenship Thomas C.K. Yuen and Misako Yuen are citizens of the U.S.A., and the Thomas Yuen Family Trust is a trust formed under the laws of the State of California.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 78464M 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable. This Schedule is filed pursuant to Rule13d-1(d).

CUSIP No. 78464M 10 6

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
As of December 31, 2006:
(a) Amount beneficially owned:

Thomas C.K. Yuen	3,214,910
Misako Yuen	2,645,870
Thomas Yuen Family Trust	2,544,870

(b)	Percent of class:

Thomas C.K. Yuen	19.40%
Misako Yuen	16.00%
Thomas Yuen Family Trust	15.40%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Thomas C.K. Yuen	569,040
Misako Yuen	0
Thomas Yuen Family Trust	0

(ii)	Shared power to vote or to direct the vote

Thomas C.K. Yuen	2,645,870
Misako Yuen	2,645,870
Thomas Yuen Family Trust	2,544,870

(iii)	Sole power to dispose or to direct the disposition of

Thomas C.K. Yuen	569,040
Misako Yuen	0
Thomas Yuen Family Trust	0

(iv)	Shared power to dispose or to direct the disposition of

Thomas C.K. Yuen	2,645,870
Misako Yuen	2,645,870
Thomas Yuen Family Trust	2,544,870

The shares beneficially owned by Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust include 2,544,870 shares held by the Thomas Yuen Family Trust, of which Mr. and Mrs. Yuen are co-trustees.  The shares beneficially owned by Thomas C.K. Yuen also include 366,250 shares issuable to Mr.  Yuen upon exercise of stock options that were outstanding as of December 31, 2006 and that vest on or before March 1, 2007, and Mr. Yuen's beneficial ownership of such shares is subject to applicable community property laws.  The shares beneficially owned by Thomas C.K. Yuen and Misako Yuen also include 101,000 shares held by The Thomas and Misako Yuen Family Foundation.  The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 213,469 shares held by Atsuko Hamasaki as (i) trustee of the Yuen 1993 Irrevocable Trust (144,825 shares), and (ii) custodian for Mr. and Mrs. Yuen's children, Jennifer Wen Lee Yuen (31,465 shares) and Constance Kahlee Yuen (37,179). Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 213,469 shares held by Atsuko Hamasaki in the above-referenced capacities.  The shares beneficially owned by Mr. and Mrs. Yuen and the Thomas Yuen Family Trust do not include 5,714 shares held by Mr. and Mrs. Yuen's adult daughter, Jennifer Wen Lee. Mr. and Mrs. Yuen and the Thomas Yuen Family Trust disclaim beneficial ownership of the 5,714 shares held by Jennifer Wen Lee.  The shares beneficially owned by Mr. and Mrs. Yuen also do not include 9,000 shares of Common Stock held by Atsuko Hamasak in her individual capacity (3,000 shares), Noriaki Hamasaki (3,000 shares) and Yuzuru Hamasaki (3,000 shares).  Atsuko Hamasaki, Noriaki Hamasaki and Yuzuru Hamasaki are the sister-in-law, brother-in-law and father-in-law of Mr. Yuen, none of whom resides in the same household as Mr. and Mrs. Yuen. Mr. and Mrs. Yuen disclaim beneficial ownership of the above-referenced 9,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
This filing is on behalf of Thomas C.K. Yuen, Misako Yuen and the Thomas Yuen Family Trust as members of a group pursuant to Rule 13d-1(d).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007
Date

/s/Thomas C.K. Yuen
Thomas C.K. Yuen

/s/ Misako Yuen
Misako Yuen

THOMAS YUEN FAMILY TRUST

/s/Thomas C.K. Yuen
By: Thomas C.K. Yuen
Co-Trustee

/s/ Misako Yuen
By: Misako Yuen
Co-Trustee

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of February 7, 2007 among Thomas C. K. Yuen, Misako Yuen and the Thomas Yuen Family Trust.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1.             The Amendment No. 10 to Schedule 13G with respect to SRS Labs, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2.             Each of the parties hereto is eligible to use the Schedule 13G.

3.             Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/s/Thomas C.K. Yuen
Thomas C.K. Yuen

/s/ Misako Yuen
Misako Yuen

THOMAS YUEN FAMILY TRUST

/s/Thomas C.K. Yuen
By: Thomas C.K. Yuen
Co-Trustee

/s/ Misako Yuen
By: Misako Yuen
Co-Trustee